Petrominerales

07026649

082-34812

SUPPL

August 22, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

PROCESSING
SEC MAIL
RECEIVED
SEP 10 2007
WASH. D.C.

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROMINERALES ANNOUNCES $53 MILLION BOUGHT DEAL FINANCING

Bogotá, Colombia – August 22, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. (TSX: PBG) (OSLO: PBG), is pleased to announce that it has entered into an agreement with syndicate of investment dealers, led by Haywood Securities Inc. and including Fraser Mackenzie Ltd., TD Securities Inc., FirstEnergy Capital Corp., RBC Capital Markets., Scotia Capital Inc., and GMP Securities L.P. (collectively, the "**Underwriters**") pursuant to which the Underwriters have agreed to purchase for resale to the public, on a bought deal basis, an aggregate of 4,400,000 common shares ("**Common Shares**") of Petrominerales at a price of $12.05 per Common Share resulting in gross proceeds of $53,020,000 (the "**Offering**"). Petrominerales has granted the Underwriters an option, exercisable in whole or in part at any time until seven days following the closing date, to purchase, at the Offering price, that number of additional Common Shares equal to the lesser of: (i) the Underwriters' "over-allocation position" determined as at the closing date; and (ii) 15% of the number of Common Shares sold pursuant to the Offering.

The Offering is subject to certain conditions including standard regulatory approvals. The Common Shares will be offered in the provinces of Alberta, Ontario, and British Columbia by way of a short form prospectus. Closing is anticipated to occur on or about September 13, 2007. Petrominerales intends to use the proceeds of the Offering primarily for the acceleration of exploration and delineation drilling on the Corcel Block located in Colombia's Llanos Basin, temporary reduction of bank indebtedness and general corporate purposes.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END